1-15154

02026570

3-1-02

RECD S.E.C.

MAR 2 7 2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March, 2002

ALLIANZ AKTIENGESELLSCHAFT

PROCESSED

APR 0 5 2002

THOMSON FINANCIAL

Königinstrasse 28
80802 Munich
Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibits	Description	Sequential Page No.
1	Press Release dated March 26, 2002	3

Allianz Leben Improves Competitive Position

Market leader in "Riester" pension business from a standing start – New sales opportunities through Dresdner Bank – Allianz first full-service provider in company pension provision – Dividends at level of previous year – Transparency and openness for "negative reserves"

In the course of 2001, Allianz Lebensversicherungs-AG (Allianz Leben) was able to continue improving its competitive position in private and company pension provision. The number 1 among German life insurers is benefiting from the pension reform, the takeover of Dresdner Bank by Allianz, and developments in the capital markets. Chairman of the Board of Management of the Stuttgart company, Dr. Gerhard Rupprecht, predicts "significantly increased premium income and net income due to the continued good prospects for growth in 2002."

Pension reform: in pole position for Riester business

The new market for state subsidized retirement products (named after labor minister Walter Riester) has got off to a good start for Allianz Leben. By the end of 2001 around 300,000 contracts had been concluded. A market share of more than 20 percent means that Allianz Leben has already taken up pole position. Every fifth Riester contract has been sold by Allianz Leben.

Around 60,000 contracts were included in earnings for new business in 2001. Around 80 percent of the insurance policies commence in 2002 and will only start generating premiums during this fiscal year. In fiscal 2002 Allianz has already concluded in excess of 86,000 Riester contracts by mid-March. The Allianz Group overall has set itself the target of selling a further 1.3 million contracts in 2002.

Riester business has been rather slow in the sector overall and Rupprecht expects an upturn during the second half of the year. However, there might well be bottlenecks in providing advice and processing proposals. This is because financial service providers do not have the necessary capacity to provide comprehensive advice to all the 30 million people entitled to subsidy during the period of only a few months. Anyone still wanting to secure their state allowance or the fiscal deduction of special expenses for this year needs to address their new gap in provision soon and prepare a contract with a trusted adviser that is at least ready for signature, recommended Rupprecht.

He also indicated that there could soon be a clamor for another compulsory insurance, if the take-up for Riester products remains so limited. But this would "not be desirable because the autonomy and freedom of choice of the individual would be restricted by new statutory deductions".

New sales opportunities through Dresdner Bank

Since the takeover by Allianz in August 2001, Dresdner Bank has been selling products for Allianz Leben throughout Germany. Rupprecht has stated that "there are already tangible advantages, particularly when it comes to products that are a neat fit for the banks". His statements indicate that half the variable annuities sold from August to December were mediated through Dresdner Bank. "During the coming years we want to close the gap with the successful annuity insurers," announced Rupprecht.

The aim is to expand the proportion of total new business sold by Dresdner Bank during 2002 to 15 percent, following on from just over 6 percent in 2001. "We're assuming that the importance of banking business will also continue to increase at Allianz Leben," explained Rupprecht. Around 17 percent of total new business written by Allianz Leben was processed along the banking sales channel. The tied organization of agents remains the most important sales channel. This network consists of agents working solely for Allianz. They arranged around two thirds of the business transacted during the course of 2001, while brokers and other mediators accounted for around 16 percent.

Sharp rise in new contracts

550,000 new contracts were taken up by the end of the year, 37 % more than in the previous year. This means that Allianz Leben performed significantly better than the market, which grew by just 16 percent. New premiums went up to 2.0 billion euros and were thus 1 percent above earnings from fiscal 2000. A particularly positive feature from the perspective of Allianz Leben: regular premiums arising from new contracts rose by 32 percent to 569 million euros (market: +18 percent).

The fact that the number of new contracts rose significantly more than the level of new premiums is partly due to the fact that the average age of new customers was lower. Younger customers generally start with lower premium payments. Another reason is that the average monthly premium for Riester contracts starts at 12 euros (calculated without allowances, because these only kick in during the following year). This is way below the 99 euros that customers of Allianz Leben pay on average for each contract.

Premium income fell overall by around 1 percent to 8.3 billion euros. "During 2001 we deliberately focused on Riester business. This requires a lot of consultancy work and generates low premiums. It was a strategic decision for long-term growth," explained Rupprecht. Another reason was a decline in new business for single-payment premium. He reported that earnings for the previous year were significantly affected by the conclusion of a major contract. In the absence of this extraordinary effect, 2001 would have seen an increase in premium of 2 percent – in accordance with the market in general.

8.3 billion euros were paid out in benefits for customers, primarily on maturities, pensions and death claims. This is virtually equivalent to the total for premium income. It is a natural consequence of the structure of the insurance portfolio. "We've been in the market for 80 years and after many years of saving there naturally comes a time when there are payments to be made to our customers", explained Rupprecht.

The volume of payments for mortgage repayment through life insurance rose to more than one billion euros, bucking the market trend by 17 percent. Up to now Allianz Leben has had a market share of around 15 percent among life insurers. This proportion is likely to have risen to around 20 percent during 2001, enabling Allianz Leben to build on its leading position as the biggest finance provider for home loans among life insurers.

Ongoing administrative expenses amounted to 202 million euros, just below the level for the previous year. The administrative expense ratio was significantly below the market average at 2.4 percent. The acquisition cost ratio fell from 5.5 to 5.2 percent. This means that Allianz Leben was one of the best-value service insurers.

Dividend level for previous year to be retained

According to information from Allianz Leben, total profit for the year was 2.7 billion euros. 2.5 billion euros of this were transferred to the reserve for premium refunds and reserved there for future profit participation by the insured policyholders. As in the previous year, net income for the year was 210 million euros. 78.75 million euros are intended for transfer to other revenue reserves. A proposal will be submitted to the Annual General Meeting to distribute the unappropriated earnings of 131.25 million euros as a dividend. This would correspond to a dividend of 12.50 euros.

One of the most financially sound life insurers

Because of the plunge in most equity markets and the sustained low interest rates in the bond markets, Allianz Leben has trimmed profit participation for fiscal 2002 by 0.7 points. Total return on capital and endowment insurance and pension insurance policies is now 6.8 percent. The sector service "Map Report" has stated that the average total return in the life insurance market was more than 7 percent in 2001 and indicated that this would be reduced by 1 percentage point in 2002. More than three-quarters of insurers have fallen more than Allianz Leben. This has meant that the competitive position of Allianz Leben has continued to improve.

During recent years, Allianz Leben has increasingly released valuation reserves, in order to be able to offset fluctuations in the capital markets and offer customers stable interest rates over the long term. Allianz Leben has realized proceeds of around 5.9 billion euros since 1994 through the sale of equities and bonds. The price corrections in the equity markets meant that the valuation reserves fell from 19.6 percent to 11.5 percent at the end of 2001. However, this proportion was within the long-term average for valuation reserves. "There is now clear evidence that our strategy of expanding our commitment to equities at an early stage was correct," confirmed Rupprecht.

Proportion of equities set to rise again

Allianz Leben increased its investment portfolio at stated value by 5.5 percent to 91.6 billion euros. The majority of the investments continue to be fixed-income securities. Loans accounted for 50.4 percent, while the proportion of home loans remained virtually unchanged at 10.1 percent. During the second half of the year, Allianz Leben mainly invested in corporate loans and increased the proportion of fixed-income securities from 8.4 percent to 10.3 percent.

The proportion of investment interests, equities and shareholdings has fallen back slightly to 25.4 percent. The proportion of equity investments held directly and indirectly fell to 17.5 percent at stated value from 20.6 percent during the previous year. The proportion of equities by market value fell from nearly 30 percent to 24.7 percent at the close of 2001, following on from the price corrections and realization of gains on disposals. "However, we are maintaining our strategy of significantly increasing the proportion of equities in our investments over the long term," outlined the Chief Financial Officer of Allianz Leben, Dr. Maximilian Zimmerer.

The portfolio of directly held equities was reduced to 5.1 billion euros in favor of investment in managed funds. This corresponds to 5.6 percent of our investments. By contrast Allianz Leben substantially increased the portfolio of investment certificates to 14.3 billion euros. This was also the case for private equity investments. Almost 270 million euros were invested in non-quoted companies in 2001. This included around 70 percent invested mainly in Germany through Allianz Capital Partners and 30 percent through international funds focused on Europe.

In view of the market conditions, Allianz Leben came out well in 2001 with a current average return of 5.4 percent. The net return was 6.9 percent.

Allianz Leben recommends disclosure of "negative reserves"
Overall, the investment portfolio of Allianz Leben has 15.3 billion euros invested in equities, investment interests and other securities not bringing in a fixed income. This essentially relates to all funds units and a few directly held equity positions. Allianz Leben is hence making use of the possibilities adopted by the Bundestag (lower house) and Bundesrat (upper house) in article §341b of the German Commercial Code (HGB). The amendment to article § 341b of the German Commercial Code means that a company can now choose whether it wishes to manage securities that are earmarked to be held over the long term in current assets or fixed assets. Securities held in fixed assets only have to be written down if there is a diminution in value that is likely to be of a permanent nature for the foreseeable future.

"The new valuation regulation was used for fiscal rather than commercial reasons," emphasized Zimmerer. This is intended to avoid differences between fiscal and commercial earnings. Otherwise there would have been a difference of this nature, in particular in the case of funds and foreign equities. Write-downs of 185 million euros were avoided overall by reporting investments in fixed assets. These negative reserves compared with reserves of 2.3 billion euros held in fixed assets at the close of 2001. The Chief Financial Officer recommends that all life insurers should adopt a policy of openness and transparency for disclosing negative reserves and provide information on the actual financial situation when reporting on business performance.

Allianz as the first full-service provider in corporate pension provision
According to Rupprecht, Allianz Leben is anticipating a "Renaissance in corporate pension provision". By 2010 Allianz Leben predicts that the market volume will double in size. External financing channels should put in a particularly dynamic performance. Growth in corporate pension provision is already manifesting itself, for example in the relief fund. The number of corporate customers who have opted for this offer increased to almost 2,000 during the course of 2001. That more than doubles the figure within the space of twelve months.

Allianz wants to make full use of the new statutory possibilities in corporate pension and position itself as the first full-service provider in the market delivering all five options for corporate pension provision. Allianz Leben already opened its in-house Allianz pension scheme for third parties in November 2001. The pension fund is scheduled to enter the marketplace during the coming weeks, following regulatory approval. In the first instance, it will offer pension plans with defined contributions providing a minimum benefit.

In Rupprecht's words, the integration of Dresdner Bank also presents a special advantage to Allianz in the area of corporate pension provision. Dresdner Bank and Allianz Leben have traditionally enjoyed many years of experience in this area and have mature contacts with an important clientele of corporate customers. These customers can now be offered more comprehensive advice covering all areas. A new drive can now target these customers with solutions based on banking services or solutions geared to insurance. These solutions can be offered individually or in a package. In view of this potential, Allianz Dresdner Pension Consult (ADPC) was founded in November 2001. The aim is to provide medium-sized and large companies, as well as big pension institutions, with independent advice on all issues relating to pension schemes and corporate pension provision. Like the pension scheme and in future the pension fund, ADPC is based in Stuttgart. The capital city of Baden-Württemberg is increasingly turning into a center for corporate pension provision.

Initial success: consortium leadership for "MetallRente"

At the end of 2001 unions and management in the metalworking and electrical industry appointed Allianz as consortium leader for the "MetallRente" pension institution. The sector employs 3.6 million people, and this excellent potential means that "MetallRente" could become the biggest pension institution in Germany. Unions and management predict that at least 400,000 employees should conclude contracts with "MetallRente" over the next four years. Customers can choose between the three options, direct arrangements with insurance companies, pension scheme and pension fund.

Outlook

Vereinte Leben has long since transferred all corporate functions to Allianz Leben. It is now intended to reflect this in the terms of legal ownership. Vereinte Leben is scheduled to be merged with Allianz Leben during the course of the year. Allianz Leben will also set up an advisory council to address any future issues relating to old-age provision. The intention is to create a forum for representatives of business and academia, politics and social affairs where fundamental issues can be discussed openly and in an atmosphere of trust. This might include ongoing development of the concept of old-age pension based on three supports. The council will meet for the first time in April.

Stuttgart, March 26, 2002

Contacts:

Dr. Eckhard Marten
Tel. 07 11 / 6 63 – 26 71
eckhard.marten@allianz.de
Fax: 07 11 / 6 63 – 15 35

Martina Mugrauer
Tel. 07 11 / 6 63 – 42 27
martina.mugrauer@allianz.de
Fax: 07 11 / 6 63 – 15 35

Allianz Lebensversicherungs-AG
Unternehmenskommunikation
Reinsburgstraße 19
70178 Stuttgart

"The results and estimates are given subject to the proviso below.

All results are solely based on the annual report drawn up by the Board of Management and submitted to the Supervisory Board. However, they cannot yet be fixed definitively, as a result of an alteration to commercial accounting requirements which has already been approved by the Bundestag and Bundesrat (lower and upper houses of the federal parliament). Allianz Leben has already taken this alteration to §341 b HGB (commercial code) into account when drawing up its annual report. However, formal promulgation of the law in the Bundesgesetzblatt (official journal) has been delayed. The federal justice ministry has indicated that promulgation should take place in mid-April. The Supervisory Board's approval of the annual report will then follow immediately afterwards."

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro – U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g., Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11, 2001.
The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANZ AKTIENGESELLSCHAFT

By: ____________________
Richard Lips
Corporate Communications

By: ____________________
Reinhard Preusche
Head of Compliance

DATE: March 27, 2002